EQUITY TRANSFER & TRUST COMPANY

Steven Nguyen
Account Manager, Client Services
Telephone: 416.361.0930 ext.252
snguyen@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 7, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CARTHEW BAY TECHNOLOGIES INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual Meeting* of Securityholders for CARTHEW BAY TECHNOLOGIES INC.

1.	ISIN: CUSIP:	CA1467581072 146758107
2.	Date Fixed for the Meeting:	June 1, 2010
3.	Record Date for Notice:	April 30, 2010
4.	Record Date for Voting:	April 30, 2010
5.	Beneficial Ownership Determination Date:	April 30, 2010
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per:
"Steven Nguyen"